SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                           OCWEN FINANCIAL CORPORATION
--------------------------------------------------------------------------------

                                (Name of Issuer)


                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   675746 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                  Barry N. Wish
                         1675 Palm Beach Lakes Boulevard
                         West Palm Beach, Florida 33401
                                 (561) 681-8000
--------------------------------------------------------------------------------
                  (Name, Address, Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                               September 25, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



                               Page 1 of 11 Pages

---------------------------------                  -----------------------------
CUSIP No.  675746 10 1                 13D             Page 2 of 11 Pages

---------------------------------                  -----------------------------


--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Barry N. Wish
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     PF, SC
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO    [ ]
     ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
  NUMBER OF SHARES         7     SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING               1,002
     PERSON WITH         -------------------------------------------------------
                           8     SHARED VOTING POWER

                                  5,053,450
                         -------------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                                   1,002
                         -------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                  5,053,450
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,054,452
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.7%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

---------------------------------                  -----------------------------
CUSIP No.  675746 10 1                 13D             Page 3 of 11 Pages

---------------------------------                  -----------------------------


--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Wishco, Inc.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO    [ ]
     ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF SHARES       7    SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING             0
     PERSON WITH      ----------------------------------------------------------
                         8    SHARED VOTING POWER

                               4,807,480
                      ----------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER

                                0
                      ----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                               4,807,480
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,807,480
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.9%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

---------------------------------                  -----------------------------
CUSIP No.  675746 10 1                 13D             Page 4 of 11 Pages

---------------------------------                  -----------------------------


--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     BNW Partners
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO    [ ]
     ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
    NUMBER OF SHARES        7     SOLE VOTING POWER
   BENEFICIALLY OWNED
      BY EACH REPORTING             0
         PERSON WITH     -------------------------------------------------------
                            8     SHARED VOTING POWER

                                   175,970
                         -------------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                                    0
                         -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                   175,970
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      175,970
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.6%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     P
--------------------------------------------------------------------------------

---------------------------------                  -----------------------------
CUSIP No.  675746 10 1                 13D             Page 5 of 11 Pages

---------------------------------                  -----------------------------


--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     BNW, Inc.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO    [ ]
     ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
      NUMBER OF SHARES          7     SOLE VOTING POWER
     BENEFICIALLY OWNED
      BY EACH REPORTING                 0
         PERSON WITH      ------------------------------------------------------
                                8     SHARED VOTING POWER

                                       175,970
                          ------------------------------------------------------
                                9     SOLE DISPOSITIVE POWER

                                        0
                          ------------------------------------------------------
                               10     SHARED DISPOSITIVE POWER

                                       175,970
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      175,970
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.6%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

---------------------------------                  -----------------------------
CUSIP No.  675746 10 1                 13D             Page 6 of 11 Pages

---------------------------------                  -----------------------------


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Barry Wish Family Foundation, Inc.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO [ ] ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
  NUMBER OF SHARES          7  SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING              0
     PERSON WITH          ------------------------------------------------------
                            8  SHARED VOTING POWER

                                70,000
                          ------------------------------------------------------
                            9  SOLE DISPOSITIVE POWER

                                   0
                          ------------------------------------------------------
                           10  SHARED DISPOSITIVE POWER

                                  70,000
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       70,000
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.2%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

---------------------------------                  -----------------------------
CUSIP No.  675746 10 1                 13D             Page 7 of 11 Pages

---------------------------------                  -----------------------------


Item 1.  Security and Issuer
----------------------------

         The securities as to which this Schedule 13D ("Schedule") relate are the shares of common stock, $0.01 par value per share ("Common Stock"), of Ocwen Financial Corporation (the "Issuer"). The address of the Issuer's principal executive office is 1675 Palm Beach Lakes Boulevard, West Palm Beach, Florida 33401.

Item 2.  Identity and Background
--------------------------------

         This Schedule is filed by Barry N. Wish, Wishco, Inc., a Delaware corporation controlled by Mr. Wish pursuant to his ownership of 93.0% of the common stock thereto ("Wishco"), BNW Partners, a Delaware partnership of which the partners are Mr. Wish and BNW, Inc., a Delaware corporation wholly owned by Mr. Wish, and the Barry Wish Family Foundation, Inc., a charitable foundation of which Mr. Wish is a director ("Foundation") (collectively, the "Reporting Persons").

         Mr. Wish's business address is 1675 Palm Beach Lakes Boulevard, West Palm Beach, Florida 33401. The address of Wishco, BNW Partners and BNW, Inc. is c/o Simon Masters Sidlow, 2002 West 14th Street, Wilmington, Delaware 19806 and the address of the Foundation is 115 Via La Sclva, Palm Beach, Florida 33480.

         Mr. Wish is the Chairman, Emeritus and a director of the Issuer. Wishco is a holding company. BNW Partners is a general partnership formed for the investment of securities and BNW, Inc. is an S corporation formed for the investment of securities. The Foundation is a charitable foundation which makes gifts to a wide variety of charities.

         None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

         Mr. Wish is a United States citizens.


Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

         On September 9, 1996, the Issuer loaned Mr. Wish funds to exercise vested stock options to purchase 175,970 shares of Common Stock. Mr. Wish issued a note to the Issuer in the amount of $423,000, which bears interest at 10.5% per annum, is payable in two equal installments on March 1, 1998 and March 1, 1999 and is secured by the related shares of Common Stock. At the same time, the Issuer also agreed to loan Mr. Wish, on the same

---------------------------------                  -----------------------------
CUSIP No.  675746 10 1                 13D             Page 8 of 11 Pages

---------------------------------                  -----------------------------


terms, up to $112,000 to fund the payment of additional taxes owed in connection with the exercise of the stock options. Both of these loans were subsequently repaid. Prior to the Issuer's initial public offering of Common Stock, Wishco acquired its shares of Common Stock in March 1988, 957,570 of which were sold in the Issuer's initial public offering on September 30, 1996. Mr. Wish was granted 667 and 335 shares of Common Stock in October 1996 and July 1997, respectively, pursuant to the Company's Directors Stock Plan.


Item 4.  Purpose of Transaction
-------------------------------

         Mr. Wish is presently the Chairman, Emeritus of the Board and a director of the Issuer. Mr. Wish intends to continue to participate in the management and operations of the Issuer. The Reporting Persons believe that the shares of Common Stock are an attractive investment and acquired the shares of Common Stock for investment purposes and not for the purpose of influencing the management of the Issuer or exercising control.

         The Reporting Persons currently have no plans or proposals (excluding action which may be taken or proposed to be taken by the board of directors of the Issuer of which Mr. Wish is a member) which relate to or would result in:
(a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

---------------------------------                  -----------------------------
CUSIP No.  675746 10 1                 13D             Page 9 of 11 Pages

---------------------------------                  -----------------------------


Item 5.  Interest in Securities of the Issuer
---------------------------------------------

         As of September 30, 1997, 30,252,610 shares of Common Stock were outstanding.

         Mr. Wish beneficially owns 5,055,792 shares of Common Stock of the Issuer which represents approximately 16.7% of the outstanding shares of Common Stock. Such amount includes 2,342 shares which are held directly by Mr. Wish for which he has sole voting and dispositive power, 4,807,480 shares held by Wishco, with whom Mr. Wish shares voting and dispositive power, 175,970 held by BNW Partners, with whom Mr. Wish and BNW, Inc. share voting and dispositive power, and 70,000 shares held by the Foundation, with whom Mr. Wish shares voting and dispositive power.

         Wishco beneficially owns 4,807,480 shares of Common Stock of the Issuer which represents approximately 15.9% of the outstanding shares of Common Stock. Wishco shares voting and dispositive power over such shares with Mr. Wish who is the controlling stockholder of Wishco.

         BNW Partners beneficially owns 175,970 shares of Common Stock of the Issuer which represents approximately 0.6% of the outstanding shares of Common Stock. BNW, Inc. and Mr. Wish share voting and dispositive power over such shares.

         The Foundation beneficially owns 70,000 shares of Common Stock of the Issuer which represents approximately 0.2% of the outstanding shares of Common Stock. Mr. Wish as a director of the Foundation shares voting and dispositive power over such shares.

Item 6. Contracts,  Arrangements,  Understandings or Relationships with
Respect to Securities of the Issuer
--------------------------------------------------------------------------------

         None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, other than the note described in Item 3 above and agreements pertaining to the Issuer's stock benefit plans. Mr. Wish is the Chairman, Emeritus and a director of the Issuer and has in the past and intends in the future to exercise his vote and to serve the Issuer in an independent manner, and to vote his shares of Common Stock individually and not pursuant to any understanding, arrangement or agreement with any other persons. Mr. Wish may be granted stock options or stock in the future pursuant to the Issuer's stock benefit plans.

---------------------------------                  -----------------------------
CUSIP No.  675746 10 1                 13D             Page 10 of 11 Pages

---------------------------------                  -----------------------------


Item 7.  Material to be Filed as Exhibits
-----------------------------------------

         The following exhibits are included as exhibits to this Schedule:

         The joint filing agreement among the Reporting Persons is included on the signature page.

---------------------------------                  -----------------------------
CUSIP No.  675746 10 1                 13D             Page 11 of 11 Pages

---------------------------------                  -----------------------------


                                   Signatures

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.

         The undersigned hereby agree that this Statement on Schedule 13D filed on or about this date with respect to the beneficial ownership of shares of Common Stock of Ocwen Financial Corporation is being filed jointly on behalf of each of the persons and entities named below.


October 29, 1997

                                                     /s/ Barry N. Wish
                                                     ---------------------------
                                                     Barry N. Wish


                                                     WISHCO, INC.


                                                     By:  /s/ Barry N. Wish
                                                          ----------------------
                                                          Barry N. Wish


                                                     BNW PARTNERS


                                                     By:  /s/ Barry N. Wish
                                                          ----------------------
                                                          Barry N. Wish


                                                     BNW, INC.


                                                     By:  /s/Barry N. Wish
                                                          ----------------------
                                                          Barry N. Wish


                                                     BARRY WISH FAMILY
                                                       FOUNDATION, INC.


                                                     By:  /s/ Barry N. Wish
                                                          ----------------------
                                                          Barry N. Wish